UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 14, 2006	By:
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom acquisition of Kyivstar Creating value for all shareholders February 2006

VimpelCom and Kyivstar today
Market cap—US$9.1 billion
Enterprise value—US$11.4 billion
45.4 million subscribers
(as at 31 December 2005)
Kyivstar VimpelCom (economic ownership)
Telenor Alfa Group Public
VimpelCom
URS
Other
assets
29.9% 24.5% 45.6%
Telenor Alfa Group
Kyivstar
56.5% 43.5%
Private company
No.1 mobile operator in Ukraine
13.9 million subscribers
(as at 31 December 2005)
Source:  Datastream, UBS Research, ACM Consulting

3
Background to the proposal
VimpelCom Board approved a CIS strategy in 2004 - management has argued the strategic importance of entering Ukraine ever since
VimpelCom public shareholders strongly supported the acquisition of URS, the
No. 4 Ukrainian operator
89% of the public shareholders who voted approved the URS acquisition acquisition completed November 10, 2005 for US$231m
On 26 January 2006, Telenor publicly announced that it was filing three separate law suits in the Moscow Arbitration Court challenging the URS acquisition
Before making significant infrastructure and marketing investments in URS (in excess of US$500m), VimpelCom wants to propose a full merger of VimpelCom and Kyivstar
A merger offers ALL shareholders an opportunity to create more value than on a standalone basis

4
The proposal
Acquire 100% of Kyivstar
equity for US$5 billion, plus
debt
Payable in VimpelCom
common registered shares
approx. 35% ownership
dilution¹
Subject to:
completion of due diligence
UBS fairness opinion
all required corporate and
regulatory approvals
VimpelCom post transaction
(economic ownership)
1
Note:
1 Assuming no pre-emption rights or rights to
tender shares, if applicable. by minority
shareholders
Telenor
Alfa
Group
Public
VimpelCom
Kyivstar
URS
Other
assets
31.1% 29.8% 39.1%

5
Why Kyivstar
Ukraine is a highly strategic growth market for VimpelCom and a cornerstone for any CIS expansion strategy
Combining Kyivstar and VimpelCom creates the leading telecoms operator in Ukraine - and a dominant player in the CIS
Eliminates significant duplication capex and marketing expenses and achieves a number of operational efficiencies
Earnings accretive to VimpelCom’s public shareholders from 2007
Potential solution to dispute between VimpelCom’s (and
Kyivstar’s) strategic shareholders
1
2

Ukraine: strategically important
47 million population
GDP growth forecast 8.7% p.a.
2006–2010
Strong economic and cultural
links with Russia and
strengthening ties with the EU
A key expansion market for
VimpelCom, with Russia
already at 87% penetration
30.4
23.4
7.2
8.4
10.6
13.8
16.1
19.5
64%
50%
15%
18%
22%
29%
34%
41%
0
5
10
15
20
25
30
35
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
0
10
20
30
40
50
60
70
Ukraine wireless market
Source:  EIU, EMC, The Mobile World
Note:  PPP adjusted nominal GDP growth

Source:  ACM Consulting, as at 31 December 2005
Note:
1 VimpelCom pro-forma for Unitel, Buztel and Tacom acquisitions
2 MTS includes unconsolidated Belarus subscribers, but excludes 470k subscribers related to disputed acquisition of Bitel (Kyrgyzstan)
Russia 43.1 44.2
Ukraine 14.2 13.3
Other CIS 2.4 2.8
Total subscribers 59.7 60.3
Becoming the leading CIS operator
Subscribers (m) VimpelCom + Kyivstar MTS
Total CIS 16.6 16.1

Strong financial position
      VimpelCom
    today
+
   Kyivstar
   =
        VimpelCom
        pro forma
(US$m) 2004 9M05 2004 9M05 2004 9M05
Revenues 2,147 2,301 641 774 2,787 3,074
OIBDA 1,027 1,152 377 428 1,403 1,580
OIBDA margin (%) 47.8 50.1 58.8 55.3 50.3 51.4
Net earnings 350 463 219 213 570 677
Capex (943) (776) (424) (380) (1,367) (1,156)
Operating FCF
83 376 (47) 48 37 424
Net debt 1,275 1,263 255 315 1,530 1,578
No synergies or cost savings assumed
Refer to VimpelCom press releases of April 14, 2005 and November 17, 2005 posted on VimpelCom's website www.vimpelcom.com for a reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures for 2004 and 9M05, respectively
Operating FCF equals OIBDA less capex
VimpelCom net debt calculated as the sum of ruble denominated bonds payable (2004: $108m; 9M05: $105m), bank loans (2004:$1,355m; 9M05: $1,764), capital lease obligations (2004: $8m; 9M05: $5m) and equipment financing obligations (2004: $110m; 9M05: $63m) less cash and cash equivalents (2004: $306m; 9M05: $675m)
Source:  VimpelCom and Kyivstar company reports
Note:
1
2
3
4

9 Attractive synergies Corporate services Product development Network capex Roaming Network maintenance Advertising Corporate overheads +

Summary
A compelling, value enhancing deal for VimpelCom shareholders
VimpelCom becomes the leading operator in the CIS
Potential path to resolution of dispute between our two strategic shareholders

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the consummation of an acquisition of Kyivstar and the potential benefits that may result from any such acquisition, as well as the effect of such transaction on VimpelCom’s operating and financial performance and VimpelCom’s planned expenditures on its subsidiary in Ukraine. There can be no assurance that the proposed acquisition will be consummated and, if consummated, that the expected benefits from the acquisition will be realized. In addition, the forward-looking statements contained in this press release, including the intended benefits to
VimpelCom and its shareholders from the transactions described herein, are based on management's best assessment of each of the Company's and Kyivstar’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Ukraine and general economic developments in Russia and Ukraine, and other factors, including our ability to successfully integrate Kyivstar into the VimpelCom Group and the extent and timing of our ability to realize synergies from the transaction.
Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended
December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange
Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments
UBS Investment Bank is the global investment banking and securities business group of UBS AG